Exhibit 99.1 James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 24 October 2018 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 23 October 2018. Yours faithfully Natasha Mercer Company Secretary James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Alison Littley (United Kingdom), Rudy van der Meer (Netherlands). Chief Executive Officer and Director: Louis Gries (USA) Company number: 485719 ARBN: 097 829 895 challenger Sydney Level 2, 5 Martin Place Sydney NSW 2000 Australia GPO Box 3698 Sydney NSW 2001 www.challenger.com.au Telephone 02 9994 7000 Facsimile 02 9994 7777 23 October 2018 James Hardie Industries plc Group Company Secretary Europa House 2nd Floor, Harcourt Centre Harcourt Street Dublin 2, Ireland By email (original in post): investor.relations@jameshardie.com.au Dear Sir/Madam Re: Notification of a disclosable interest under the Companies Act 2014 This notification is given in fulfilment of the duty imposed pursuant to Section 1048 and/or Section 1050 of the Companies Act 2014. Statement of disclosable interest: Challenger Limited on behalf of its subsidiary Fidante Partners Limited and on behalf of its associate Greencape Capital Pty Limited has a relevant share capital holding (as defined in Section 1047 of the Companies Act 2014) in James Hardie Industries PLC which requires disclosure under Section 1048 and/or Section 1050 of the Companies Act 2014, further particulars of which are set out below. Due to an administrative error these lodgements were not notified at the time the applicable thresholds were reached. These entities held a notifiable interest on the following dates: Date Number and class of shares in which the� Aggregated % Interest in holder was interested immediately after the James Hardie Industries PLC time when the duty to notify arose: 23 May 2018 13,879,288 chess depository interests� 3.143% 31 August 2018 17,703,917 chess depository interests� 4.010% These entities continue to have a notifiable interest, having an aggregated interest in James Hardie Industries PLC, Chess Depository Interests, of 4.28% ordinary share capital, as of 22 October 2018. Yours faithfully Company Secretary Melbourne Level 19, 31 Queen Street PO Box 297, Flinders Lane. Melbourne VIC 3000 Telephone 02 9994 7000 Facsimile 02 9994 7777 Brisbane� Level 9, 241 Adelaide Street GPO Box 3234. Brisbane OLD 4001 Telephone 07 3136 5400 Facsimile 07 31 36 5407 Perth� Level 26, '140 St Georges Terrace, Perth WA 6000 Telephone 08 6466 9613 Adelaide� Level 7, Suite 714, 147 Pirie Street. Adelaide SA 5000 Telephone 08 8427 9511 Challenger Limited ABN 85 106 842 371 Challenger Group Services Pty Limited ABN 91 085 657 307 Challenger Life Company Limited ABN 44 072 486 938 AFSL 234670 Challenger Investment Partners Limited ABN 29 092 382 842 AFSL 234 678 Challenger Retirement and Investment Services Limited ABN 80 115 534 453 AFSL295642 RSE Licence No. L0001304 Challenger Mortgage Management Pty Ltd ABN 72 087 271 109 Challenger Securitisation Management Pty Ltd ABN 56 100 346 898 AFSL 244593 Challenger Investment Solutions Management Pty Ltd ABN 63 130 035 353 AFSL 487354� 15319/CGo45/0613

challenger

Registered holder(s) of the shares:

On 23 May 2018:

Registered holder	Number of Chess Depository Interests	% held
Citicorp Nominees Pty Limited	3,656,059	**0.828%**
UBS Nominees Pty Limited	475,896	**0.108%**
J P Morgan Nominees Australia Limited	3,787,349	**0.858%**
National Nominees Limited	1,284,308	**0.290%**
HSBC Custody Nominees (Australia) Limited	4,675,676	**1.059%**
		3.143%

On 31 August 2018:

Registered holder	Number of Chess Depository Interests	% held
Citicorp Nominees Pty Limited	4,257,130	**0.965%**
J P Morgan Nominees Australia Limited	4,962,867	**1.124%**
National Nominees Limited	1,687,505	**0.382%**
HSBC Custody Nominees (Australia) Limited	6,310,817	**1.429%**
UBS Nominees Pty Limited	485,598	**0.110%**
		4.010%

15694/CG045/0813